UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

     For the Month of              August 2014

     File No.           000-54598

Stellar Biotechnologies Inc.
(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041
(Address of Principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F       ☒                                    FORM 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies, Inc.
(Registrant)

Dated: 8/14/14	By: /s/ Kathi Niffenegger
Kathi Niffenegger
Chief Financial Officer

Exhibits:
                           99.1  Stellar Audit Committee Charter
                           99.2  Stellar Compensation Committee Charter
                           99.3  Stellar Nomination and Corporate Governance Committee Charter
                           99.4  Stellar Code of Ethics and Business Conduct
                           99.5  Stellar Insider Trading Policy